EXHIBIT (1)(b)

Resolution of the Board of Directors of ML Life Insurance Company of

New York Renaming the Variable Account as the ML of New York

Variable Annuity Separate Account

MINUTES OF THE BOARD OF DIRECTORS

OF

ROYAL TANDEM LIFE INSURANCE COMPANY

August 14, 1991

The quarterly meeting of the Board of Directors of Royal Tandem Life Insurance Company (“Royal Tandem”) was held on August 14, 1991, in New York, New York. Present were: Kenneth W. Kaczmarek, Robert A. King, Kirk B. Maslin, Thomas H. Patrick, Irving M. Pollack, Barry G. Skolnick and William A. Wilde. Charles J. Haraburda was not present.

Mr. Skolnick, in his capacity as General Counsel, welcomed everyone to the meeting and asked for any questions relating to the Royal Tandem minutes of April 18, 1991. After discussion and upon motion duly made and seconded, it was unanimously

RESOLVED, that the Board hereby adopts the minutes of the Board of Directors Meeting held on April 18, 1991.

Mr. Dunford, in his capacity as Chief Investment Officer, next highlighted Royal Tandem’s investment portfolio, which was discussed in prior Investment Committee meetings, and passed out a chart (Attachment A) detailing a breakdown of Royal Tandem’s portfolio. Mr. Dunford explained the different rating agencies and their rating criteria such as Moody’s rating from Aaa to NR with Aaa being the best rating, and the NAIC rating of 1 through 6 with 1 being the best rating. Royal Tandem is presently implementing a program to decrease below investment-grade securities previously purchased by Equitable Capital Management Corp. (“Equitable”) under its investment management agreement, which presently comprise approximately 3 percent of the portfolio, by either selling the private placements, or in some cases, transferring them to the other Merrill Lynch insurance companies’ portfolios in arm’s length transactions. There is also a program to shorten the duration of the portfolio to better match the assets to the liabilities. The status of this program will be further discussed at the next quarterly Board meeting.

Mr. Dunford next discussed Royal Tandem’s Credit Watch List, which is an internal system of monitoring present or potential credit problems relating to holdings in the portfolio. Presently, all the holdings of the Credit Watch List consist of private placements previously purchased by Equitable and which eventually will be decreased through the new program explained above.

Regarding the market in general, interest rates appear to have not change in sight for the near future.

After discussion, and upon motion duly made and seconded, it was unanimously

RESOLVED, that the Board hereby adopts the minutes of the Investment Committee meetings held on July 18, 1991, June 20, 1991, and May 3, 1991, and ratifies the investment made by the Investment Committee at the aforesaid meetings.

Mr. Kaczmarek next distributed and discussed a handout entitled Statutory Financial after reasonable inquiry of the applicant concerning the applicant’s insurance and investment objectives, financial situation and needs, and any other information known to Royal Tandem or to the agent making the recommendations;

2.	Royal Tandem, through its agents, will use diligence to learn the essential facts relative to each applicant of a Policy;

3.	Royal Tandem’s primary policy is that the customer’s interest comes first. In any areas where there are conflicts between the customer’s interests and the interest of Royal Tandem or its agents, the customer’s interests must always take precedence; and

4.	Royal Tandem through its agents will give each customer the time and attention needed to find the products and services most suitable for the customer’s needs and will provide timely and accurate information that is not in any way misleading.

Additionally, Royal Tandem’s agents, as registered representatives, are subject to supervision respecting suitability and other sales practices under rules of the New York Stock Exchange and the National Association of Securities Dealers, Inc.

Mr. Skolnick next discussed the consolidation of the Merrill Lynch insurance companies noting the sale of FLIC and the impending merger of Tandem into MLLIC. Because Tandem will no longer exist after the merger, Royal Tandem’s name will no longer be appropriate thereby necessitating a name change. The Insurance Department requires a New York domiciled company owned by another corporation to follow certain rules relating to its name, one being that the company cannot use a name which would link it to its parent. We are not awaiting the written approval of the proposed name of ML Life Insurance Company of New York which has been orally approved by the Insurance Department.

After discussion and upon motion duly made and seconded, it was unanimously

RESOLVED, that the Company does hereby authorize the president and secretary to change the name of the Company to “ML Life Insurance Company of New York,” by filing a Certificate of Amendment with the New York Department of Insurance, and thereafter, to make any subsequent filings or provide such further documents as the Insurance Department may require to effect the foregoing resolution.

FURTHER RESOLVED, that the officers of the Company are authorized to change the names of assets and accounts of the Company, including separate accounts, as well as any other accounts, to reflect the name change to ML Life Insurance Company of New York.

Mr. Cirincion next explained that the New York Insurance Department requires that certain salaries for Royal Tendem employees be approved by the Board of Directors. After discussion, and upon motion duly made and seconded, it was unanimously

RESOLVED, that the Board approves a salary increase for Amy S.